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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68437

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CANNON SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

649 SOUTH MILLEDGE AVE., SUITE 6
(No. and Street)

Athens	GA	30605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kelly Dixon	(706) 548-3422	kelly.dixon@cannonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOORE, COLSON, & COMPANY P.C.
(Name – if individual, state last, first, and middle name)

600 Galleria Parkway SE, Suite 600	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

10/11/2011	5486
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.









OATH OR AFFIRMATION

I, KELLY DIXON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CANNON SECURITIES, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAKINA BARNETT NOTARY PUBLIC EXPIRES GEORGIA 05-18-2025 CLARKE COUNTY

Signature:

Title: CCO/CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2023

CANNON SECURITIES, INC.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cannon Securities, Inc. as of December 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cannon Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cannon Securities, Inc.'s management. Our responsibility is to express an opinion on Cannon Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cannon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Cannon Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cannon Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

600 galleria parkway se
suite 600
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

Independent Member of
PrimeGlobal | *The Association of Advisory and Accounting Firms*



Auditor's Report on Supplemental Information (Continued)

In our opinion, the information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cannon Securities, Inc.'s auditor since 2011.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 27, 2024

Cannon Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Current Assets:		
Cash	$	289,315
Accounts receivable		168,215
Other current assets		8,489
Total current assets	$	466,019

Liabilities and Shareholders' Equity

Current Liabilities:	
Accounts payable	7,522
Accounts payable - related party	86,603
Commissions payable	15,284
Total current liabilities	109,409

Shareholders' Equity:		
Common stock		50,000
Additional paid-in capital		20,000
Treasury stock		(50,000)
Retained earnings		336,610
Total shareholders' equity		356,610
Total liabilities and shareholders' equity	$	466,019

See accompanying notes to financial statements and report of independent registered public accounting firm.

Cannon Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2023

Revenues	$ 984,644
Operating Expenses:	
Commissions	206,846
Shareholders' compensation	50,552
Salaries	63,000
Professional services	68,823
Occupancy	67,377
General and administrative	65,745
Total expenses	522,343
Net Income	$ 462,301

See accompanying notes to financial statements and report of independent registered public accounting firm.

<center>
Cannon Securities, Inc.

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2023
</center>

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balances at December 31, 2022	$ 50,000	$ 20,000	$ (50,000)	$ 444,309	$ 464,309
Net income	-	-	-	462,301	462,301
Distributions to shareholders	-	-	-	(570,000)	(570,000)
Balances at December 31, 2023	$ 50,000	$ 20,000	$ (50,000)	$ 336,610	$ 356,610

<center>
See accompanying notes to financial statements and report of independent registered public accounting firm.
</center>

Cannon Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows From Operating Activities:		
Net income	$	462,301
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Accounts receivable		25,573
Other current assets		(6,031)
Accounts payable		(3,946)
Accounts payable - related party		(43,796)
Commissions payable		(10,559)
Net Cash Provided By Operating Activites		423,542
Cash Flows From Financing Activities:		
Distributions to shareholders		(570,000)
Net Decrease In Cash		(146,458)
Cash, Beginning of Year		435,773
Cash, End of Year	$	289,315

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

1.　　NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A.　　Nature of Business

Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

B.　　Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

C.　　Cash

The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation.

D.　　Accounts Receivable

Accounts receivable are generally due under normal trade terms, requiring payment within 30 days from the invoice date. Customer account balances with invoices over 90 days old are considered delinquent. Accounts receivables are stated at their estimated realizable value.

The Company recognizes an allowance for credit losses in an amount equal to current expected credit losses. The estimation of the allowance is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and reasonable and supportable expectations of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company evaluates receivables individually when specific customer balances no longer share those risk characteristics and are considered at risk or uncollectible. Credit loss expense is recognized in selling, general, and administrative expense. At December 31, 2023, the Company did not have any credit losses.

E. Revenue Recognition

The Company's revenue consists of commissions earned on customer balances and investments made. Related commissions expense to registered representatives is recognized in the same period in which commissions revenue is recognized.

The Company recognizes revenue in accordance with ASU 2014-09, *Revenue from Contracts with Customers*, together with subsequent amendments and updates (collectively "ASC 606"). The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company receives commission revenues under contracts with investment and insurance companies. Commissions are primarily based on customer assets under management as well as certain customer deposits into variable annuity products and are received based on contractual terms. The performance obligation for commissions received based on customer assets under management is generally satisfied at the end of the contractual measurement period when the commissions are calculated, typically monthly or quarterly. The performance obligation for commissions received on customer deposits into variable annuity products is generally satisfied when the deposit is received by the insurance company from the customer. Commissions represent variable consideration as they are based on values which fluctuate due to deposits, withdrawals, and market performance.

Accounts receivable related to commissions revenues totaled $168,215 at December 31, 2023.

F. Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholders. Therefore, no income tax provision has been recorded in the accompanying financial statements.

The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification Topic 740, *Income Taxes*.

G. Subsequent Events

Subsequent events have been evaluated through February 27, 2024, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

The Company is affiliated with Cannon Financial Strategists, Inc. ("CFS") through common ownership. The Company has an expense sharing agreement with CFS. Expenses related to this agreement totaled $188,289 for the year ended December 31, 2023 and are included in shareholders' compensation, salaries, occupancy and general and administrative expenses in the accompanying statement of operations. At December 31, 2023, $15,302 was due to CFS under the expense sharing agreement and is included in accounts payable – related party.

At December 31, 2023, $21,349 was due to CFS for expenses incurred on behalf of the Company and is included in accounts payable - related party.

The Company entered into a management agreement with a shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and CFS. Expenses related to this agreement totaled $49,952 for the year ended December 31, 2023 and are included in shareholders' compensation in the accompanying statement of operations. Management fees payable to the shareholder of $49,952 are included in accounts payable - related party at December 31, 2023.

3. CONCENTRATIONS

For the year ended December 31, 2023, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2023 were due from these two financial institutions.

For the year ended December 31, 2023, revenues earned from four customers' accounts totaled $846,034 or 86% of the Company's total revenues. Accounts receivable related to these customers totaled $157,870 or 94% of total accounts receivable at December 31, 2023.

4. COMMON STOCK

At December 31, 2023, the Company has 100,000 shares of $1 par value common stock authorized, with 50,000 shares issued and 50,000 outstanding.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2023, the Company had net capital of $195,190 which exceeded the minimum net capital requirement of $7,294 by $187,896. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

6. CONTINGENCIES, COMMITMENTS, AND GUARANTEES

The Company has no contingencies, contractual commitments, or guarantees for the year ended December 31, 2023.

SUPPLEMENTAL INFORMATION

CANNON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
December 31, 2023

Computation of Net Capital:		
Total shareholders' equity	$	356,610
Deduct non-allowable assets:		
Accounts receivable		152,931
Other current assets		8,489
		161,420
Net capital	$	195,190
Computation of Aggregate Indebtedness:		
Accounts payable		7,522
Accounts payable - related party		86,603
Commissions payable		15,284
Total aggregate indebtedness	$	109,409
Computation of Minimum Net Capital Requirement:		
Net capital	$	195,190
Minimum net capital to be maintained (greater of $5,000 or 6⅔% of total aggregate indebtedness)		7,294
Net capital in excess of requirement	$	187,896

<u>Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report</u>:

Pursuant to Rule 17a-5(d)(2), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (Exemption)
AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 (Exemption)
AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Cannon Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Cannon Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision") and (2) Cannon Securities, Inc. stated that Cannon Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Cannon Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cannon Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 27, 2024

600 galleria parkway se
suite 600
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

Independent Member of
PrimeGlobal | The Association of Advisory and Accounting Firms

Cannon Securities, Inc.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 27, 2024

Moore Colson
600 Galleria Parkway
Suite 600
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Cannon Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph (k)(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2023.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Kelly Dixon

Title: Chief Executive Officer



MOORE COLSON

CPAs and Advisors

CANNON SECURITIES, INC.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGREED-UPON PROCEDURES REPORT ON
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2023

energy . insight . growth

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Cannon Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences; there were no payments during the year ended December 31, 2023 (See 5 below);

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; there were no adjustments for the year ended December 31, 2023;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

600 galleria parkway se
suite 600
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

Independent Member of
PrimeGlobal | *The Association of Advisory and Accounting Firms*

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 27, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CANNON SECURITIES INC	8-68437

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 984,644.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 984,644.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 984,644.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 984,644.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 0.00
9	Current overpayment/credit balance, if any	$ 150.00
10	General assessment from last filed 2023 SIPC-6 or 6A	$ 0.00
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00
d	Add lines 11a through 11c	$ 0.00
12	**LESSER** of line 10 or 11d.	$ 0.00
13 a	Amount from line 8	$ 0.00
b	Amount from line 9	$ 150.00
c	Amount from line 12	$ 0.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	($ 150.00)
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 0.00
16	Overpayment/credit carried forward (if applicable)	($ 150.00)

SEC No. 8-68437	Designated Examining Authority DEA: FINRA	FYE 2023	Month Dec
MEMBER NAME MAILING ADDRESS	CANNON SECURITIES INC 16 S STRATFORD DR ATHENS, GA 30605 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CANNON SECURITIES INC	KELLY DIXON
(Name of SIPC Member)	(Authorized Signatory)
2/13/2024	kelly.dixon@cannonsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.